03011803

SECURITIES [illegible] SION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53355

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 31-01 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Pacific Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26318 127th AVE SE
(No. and Street)

KENT (City) WA (State) 98030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dickson L[illegible] (206) 779-3068
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bob Ro CPA
(Name — *if individual, state last, first, middle name*)

606 Maynard Ave South (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dickson Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Century Pacific Securities, Inc, as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Dickson V Lee
Signature

Principal
Title

Po Chuan Po
February 25, 2003
Notary Public

PO CHUAN PO
NOTARY PUBLIC
COMMISSION EXPIRES 02-08-07
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Dickson Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Century Pacific Securities, Inc, as of December 31, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

[Signature]
Signature

Principal
Title

Po Chuan Ro
February 25, 2003
Notary Public

PO CHUAN RO
NOTARY PUBLIC
COMMISSION EXPIRES 02-08-07
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT
and
REPORT PURSUANT TO RULE 17a-5d
OF THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L FINANCIAL INVESTMENTS CO., INC.)
A Development Stage Company

December 31, 2002 and 2001

PO CHUAN (Bob) RO, CPA
CERTIFIED PUBLIC ACCOUNTANT
606 MAYNARD AVE. SO., SUITE 251
SEATTLE, WA 98104

CENTURY PACIFIC SECURITIES, INC.

Table of Content

PO CHUAN (Bob) RO
CERTIFIED PUBLIC ACCOUNTANT
606 Maynard Ave. So., Suite 251, Seattle, WA 98104
TEL: (206) 340-1140 FAX: (206) 624-2290
EMAIL: BOBROCPA@AOL.COM

Independent Auditor's Report

To Stockholders and Directors
Century Pacific Securities, Inc.
Formally known as
L&L Financial Investments Co., Inc.
26318 – 127th Avenue SE
Kent, WA 98031

I have audited the accompanying balance sheets statutory basis of Century Pacific Securities, Inc. (Century) formally known as L&L Financial Investments Co., Inc., a development stage company as of December 31, 2002 and 2001 statements of changes in shareholders' equity, operation and cash flows, a computation of net capital, and computation of aggregate indebtedness from the company's date of inception, February 20, 2001 to December 31, 2002. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

My audit was conducted for the purpose of forming an opinion on the basic financials statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applies in the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Independent Auditor's Report (Continued)

As described in Note 1, these financial statements were prepared in conformity with the accounting practices prescribed by financial and operational combined uniform single reports, Form X-17a-5 of United States Securities and Exchange Commission, which is a comprehensive basis of accounting other than generally accounting principles. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Century Pacific Securities, Inc. formally known as L&L Financial Investments Co., Inc. as of December 31, 2002 and the results of operations and cash flows on the basis of accounting described in Note 1.

This report is intended solely for the information and use of the board of directors and management of Century and for filing with the United States Securities and Exchange Commission and should not be used for any other purpose.

Po Chuan (Bob) Ro, CPA

Po Chuan Ro

Seattle, Washington
February 26, 2003

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

BALANCE SHEETS
AS OF DECEMBER 31

	2002	2001
Assets		
Cash and Cash Equivalents	$ 8,216	$ 1,300
	$ 8,216	$ 1,300
Liabilities and Shareholders' Equity		
Liabilities		
Accrued Liabilities	$ 1,630	$ 0
Shareholders' Equity		
Common shares @$.002 per share, 5,000,000 shares authorized, 1,100,000 and 1,000,000 shares issued and outstanding	2,200	2,000
Additional Paid-In Capital	29,760	19,699
Accumulated Deficit	(25,374)	(20,399)
Total Shareholders' Equity	6,586	1,300
Total Liabilities and shareholders' Equity	$ 8,216	$ 1,300

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31

	2002	2001
Common Shares Issued & Outstanding	$ 2,200	$ 2,000
Additional Paid-In Capital	29,760	0
Accumulated Deficit	(25,374)	(700)
Ending Balance	$ 6,586	$ 1,300

Independent auditor's report and the accompanying notes are an integral part of these financial statements

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc)
A Development Stage Company

STATEMENT OF OPERATION

	For the Year-Ended Dec. 31, 2002	For the 17 days-Ended Dec. 31, 2001
Revenue	$ 0	$ 0
Expenses		
Office Expenses	1,630	700
Business Expenses	2,000	0
Licenses & Permits	1,345	19,699
Total Expenses	4,975	20,399
Loss before Income Tax	(4,975)	(20,399)
Provision for Income Tax	0	0
Net Loss	$ (4,975)	$ (20,399)

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 & 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (4,975)	$ (20,399)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Change in assets and liabilities		
Accounts payable	1,630	0
Net cash provided by (used in) investing activities	(3,345)	(20,399)
Cash flows from investing activities:		
Purchase of equipment	0	0
Net cash provided by (used in) investing activities	0	0
Cash flows from financing activities:		
Common Shares Issued	200	2,000
Additional Paid-In Capital	11,361	19,699
Net cash provided by (used in) financing activities	11,561	21,699
Net increase (decrease) in cash and cash equivalents	8,216	1,300
Cash and cash equivalents at beginning of period	0	0
Cash and cash equivalents at end of period	$ 8,216	$ 1,300

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2002

		2002
Aggregate Indebtedness	$	1,630
Net Captial		
Total shareholders' equity	$	6,586
Adjustments to net capital pursuant to Rule 15c3-1:		
Account Receivable		0
Net capital before haircuts on securities (tentative net capital)		6,586
Haircut on equity securities		0
Net Capital		6,586
Minimum net capital requirement		5,000
Excess net capital over minimum requirement	$	1,586
Ratio of aggregate indebtedness to net capital		0.25:1

There was no difference between the Company's computation of net capital, as previously reported in the fourth quarter unaudited FOCUS Form X-17a-5 Part II, and the computation above.

Independent auditor's report and the accompanying notes are an integral part of these financial statements.

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

This summary of significant accounting policies of Century Pacific Securities, Inc. formally known as L&L Financial Investments Co., Inc (Century) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the management who are responsible for their integrity and objectivity.

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the statutory basis of accounting in conformity with the accounting practices prescribed for financial and operation combined uniform single reports, Form X-17a-5 of United States Securities and Exchange Commission which is a comprehensive basis of accounting other than the U.S. generally accepted accounting principles.

a, History and Business Activity

Century Pacific Securities, Inc. ("the Company"), a Nevada company, is incorporated on February 20, 2001 under the name of L&L Financial Investments Co., Inc. The Company subsequently changed to its current name on December 18, 2002. Its business address is 26318 127th Ave SE, Kent, WA 98030.

The Company has been a NASD member broker dealer since its receipt of license on December 14, 2001. Its service include raising capital for clients through the private placements, providing fee based financial structuring and consulting, and providing fees based feasibility studies on M&A (merger and acquisition activities.)

Due to historical terrorist's attack on September 11, 2001, which has, a severe negative impact on the US economy and securities industry, the Board of Directors of the Company decided in January of 2002 to postpone its securities activities until the second half of 2003. As a result of lack of business activities during the current year, the Company has not generated any income.

(Continue on next page)

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING (Continued)

b, The calendar year ending December 31

The Company adopts December 31 as its calendar year ending date since its incorporation.

c, Cash and cash equivalents

The Company maintains its cash in one bank account. The Company has no cash equivalent, i.e. holdings of highly liquid investments with maturities of three months or less when purchased.

d, Accrued Liabilities

The account balance represents the business expense accruals to maintain its minimum level of operation.

e, Revenue Recognition

Revenue is recorded when service is rendered on an accrual basis. The Company yet to start its business operations (see Note 1-a). There is no income/revenue recognized in 2002. The Company is in a development stage (see Note 3 - Development Stage.)

f, Expenses

The amounts represent the minimal business expenditures for maintaining its securities broker and dealer license.

(Continue on next page)

See Independent Auditor's Report

CENTURY PACIFIC SECURITIES, INC.
(f.k.a. L&L Financial Investments Co., Inc.)
A Development Stage Company

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING (Continued)

g, Taxes

The Company has yet to have any income or profit since its incorporation. Consequently no federal taxes provision is required.

h, Use of Estimates

In preparing financial statements in conformity with the U.S. generally accepted accounting principles, management is required to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds eight times its "net capital" as those terms are defined by the rule.

On December 31, 2002, the Company's net capital and required net capital were $6,586 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.25 to 1.0. On December 31, 2002, the Company's net capital and required net capital were $8,211 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 0.0 to 1.0.

(Continue on next page)

See Independent Auditor's Report

NOTE 3 – DEVELOPMENT STAGE

According to the SFAS No. 7, Accounting and Reporting by Development Stage Enterprises, the Company is classified as a development stage entity, as it meets two (2) basic criteria: 1) the Company devotes most of its activities to establishing a new business; and 2) its principal activities have not yet commence.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1-a, History and Business Activities, that the Company has postponed its business activities, after its receipt of NASD securities license on December 14, 2001. Lacking of business activities in 2002 raise substantial doubts on the Company ability to continue as a going concern.

The Company's management indicates its continuing monitor and review of the U.S. economy and securities market conditions. Discussion has been made by the Board of Directors to start its marketing activities and business operations in the second half of 2003.

- End of Report -

PO CHUAN (Bob) RO
CERTIFIED PUBLIC ACCOUNTANT
606 MAYNARD AVE. SO., SUITE 251
SEATTLE, WASHINGTON 98104

TEL: (206) 340-1140
FAX: (206) 624-2290
EMAIL: BOBROCPA@AOL.COM

Report of Independent Certified Public Accountant on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Century Pacific Securities, Inc.
Formally known as L&L Financial Investments Co., Inc.
Kent, Washington

In planning and performing our audit of the financial statements of Century Pacific Securities, Inc. (f.k.a. L&L Financial Investments Co., Inc.), for the period ended December 31, 2002, I have taken into consideration the Company's internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements. The audit is not designed to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). I also make the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company: (1) in making quarterly securities examinations, counts, verifications, and comparisons, or (2) recordation of differences required by rule 17a-13 complying with requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedure and of the practices and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has internal control structure (continued). Responsibilities are

Internal Control Structure (Continued)

safeguarded against loss from unauthorized used or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statement's in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, procedures of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My audit would not necessarily disclose all matters in the internal control structure that might be considered as material weaknesses under standards established by the America Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control does not reduce the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely by employees in the normal course of performing their assigned functions. However, I am not aware of any matter involving the internal control structure that we consider to be material weaknesses as defined above.

I understand that practices and practices that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Po Chuan (Bob) Ro, CPA

Seattle, Washington
February 26, 2003